

Mail Stop 3233

November 22, 2016

<u>Via E-mail</u>
Lewis A. Fanger
Chief Financial Officer
Full House Resorts, Inc.
4670 S. Fort Apache Road, Ste. 190
Las Vegas, NV 89147

> **Re: Full House Resorts, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 1-32583**

Dear Mr. Fanger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Shannon Sobotka
>
> Shannon Sobotka
> Staff Accountant
> Office of Real Estate &
> Commodities